FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2009	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

FOR IMMEDIATE RELEASE	April 8, 2009

Forbes Medi-Tech Comments on Recent Stock Activity

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or the “Company”) today stated that there has been no material change in the Company’s affairs since its last press release. Forbes further stated that there are no material corporate developments that would explain the recent market activity in the Company’s common stock.

Forbes’ last press release was issued on March 30, 2009 and reported on the Company’s financial results for the fiscal year ended December 31, 2008.  The Company’s audited financial statements, Management’s Discussion and Analysis, and Annual Report on Form 20-F, each for the fiscal year ended December 31, 2008, have been recently filed with the applicable Canadian and U.S. regulatory authorities and are available to the public at www.sedar.com and www.sec.gov/edgar.shtml.

About Forbes Medi-Tech

Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

Risks and Uncertainties

Forbes’ business, and any investment in its shares, are subject to a number of risks and uncertainties.  The Company has previously stated in its press release dated March 30, 2009 (the “March 30/09 press release”) that management believes the Company’s capital resources are sufficient to finance operations into the fourth quarter of 2009, and that in order to continue operations through and beyond the fourth quarter of 2009, the Company will need to undertake a suitable sale, merger, acquisition or other strategic combination transaction (an “M&A transaction”), or obtain additional financing.  While management is considering all financing alternatives, there is no assurance that such funding will be available or obtained on favorable terms.  The market for both debt and equity financings for companies such as Forbes has always been challenging.  Management is seeking to raise additional funds for operations from potential investors and is also continuing to focus its efforts on obtaining a suitable M&A transaction.  The Company’s future operations are completely dependent upon its ability to complete a suitable M&A transaction and/or secure additional funds in the near term, which is not assured.   If the Company cannot complete one or more of these, it will have to consider additional strategic alternatives which may include, among other strategies, exploring the monetization of certain intangible assets as well as seeking to out-license assets, potential asset divestitures, winding up, dissolution or liquidation.  The above matters raise substantial doubt about the Company’s ability to continue to operate as currently structured.

Additional known risks and uncertainties regarding the Company and its business are contained in the Company’s March 30/09 press release, its MD&A dated March 27, 2009 and its Annual Report on Form 20-F dated March 30, 2009.  These documents are publicly accessible at www.sedar.com and www.sec.gov/edgar.shtml.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Contact:

Jodi Regts

Director, Investor Relations and Communications

Phone: (604) 689-5899 ext. 262

E-mail: jregts@forbesmedi.com

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